SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Phone #: (21) 2514-6001

EXCERPT OF THE MINUTES OF THE 2824th MEETING OF THE EXECUTIVE BOARD OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, HELD ON DECEMBER 03, 2018.

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

This is to certify for all due intents and purposes, that the 2824th meeting of the Executive Board was held on December 03, 2018, at 01:30pm, at the Company’s Head Office, at Avenida Presidente Vargas, 409, 13th floor, Edifício Herm Stoltz - Rio de Janeiro – RJ. The Chairman and Interim Distribution Officer WILSON FERREIRA JR., the Officers LUCIA MARIA MARTINS CASASANTA, ARMANDO CASADO DE ARAUJO, ARACILBA ALVES DA ROCHA, ANTÔNIO VAREJÃO DE GODOY, JOSÉ ANTONIO MUNIZ LOPES, Mr. Alberto Galvão Moura Jardim, Head of the Chairman’s Office, and Mr. Luiz Augusto P. A. Figueira, Superintendent of Strategy, Management Identity and Sustainability  were present. INFORM TO THE BOARD: Before the agenda was addressed, the Financial and Investor Relations, the Generation and the Interim Distribution Officers reported that pursuant to the delegation of powers conferred by the Board of Directors to this Executive Board and considering that the general conditions approved by Resolutions 223/2018, 224/2018, 225/2018, 226/2018 and 227/2018 did not suffer any changes, it is being proposed to authorized, on the present date, the execution of the following instruments. This decision was accepted by all.

•          Agreement between Petróleo Brasileiro S.A. – Petrobras, Amazonas Distribuidora de Energia S.A., Centrais Elétricas Brasileiras S.A. – Eletrobras and Amazonas Geração e Transmissão de Energia S.A. (DEL 223/2018).

•          Instrument that provides for the payment by Amazonas Energia to Cigás of an installment at a price equivalent to the PIS/PASEP and COFINS contributions levied on the payments of CCDs, IADs, and other instruments. (DEL 224/2018)

•          5th Amendment to Contract No. OC 1902/2006 made by and between Cigás and Amazonas GT, with intervenience and consent of Petrobras, Eletrobras and Amazonas Distribuidora (downstream), and Cigás and Petrobras, with intervenience and consent of Eletrobras, Amazonas Distribuidora and Amazonas Geração e Transmissão (upstream) (DEL 225/2018).

•          New Profiling of the debt of Amazonas Distribuidora, and for Grant of Financing to Amazonas GT, connected to the disbursement of funds into the Escrow Account of 5th Amendment to GSA Manaus - gas supply agreement; (DEL 226/2018).

•          Amazonas Energia – Posting of Bond and Assumption of Debt by Eletrobras under the terms of the Pending Matter Closing Term – TEP, executed between Eletrobras and Petrobras (DEL 227/2018).

MFS/PRGS

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Phone #: (21) 2514-6001

Without further issues to consider, the Chairman closed the works, ordering the issuance of this certificate, which after read and approved was signed and issued by me, CLAUDIA LEITE TEIXEIRA CASIUCH, Secretary. The other resolutions that took place at this meeting were omitted in this certificate, since they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of Law No. 6.404 (Corporations Act), thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of said Act. (sign.) Chairman: WILSON FERREIRA JR.; Officers: LUCIA MARIA MARTINS CASASANTA, ARACILBA ALVES DA ROCHA, ANTÔNIO VAREJÃO DE GODOY, JOSÉ ANTONIO MUNIZ LOPES, and ARMANDO CASADO DE ARAUJO.

Rio de Janeiro, September 4, 2019.

CLAUDIA CASIUCH

Secretary

MFS/PRGS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Septeber 6, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.